UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon
Hong Kong S.A.R.
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Information

On October 8, 2020, the registrant announced that it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") on October 7, 2020, indicating that for the ten consecutive trading days from September 23, 2020 to October 6, 2020, the Company's Market Value of Publicly Held Shares ("MVPHS") had been $15,000,000 or greater as required for continued listing on The Nasdaq Global Select Market. Accordingly, the Company has regained compliance with such requirement, and the matter is now closed.

A copy of the press release is attached hereto as exhibit 99.1.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 8, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

By	:	/s/ Xiaofeng Peng
Name	:	Xiaofeng Peng
Title	:	Chief Executive Officer

Date: October 8, 2020

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